February 17, 2009

Mr. Gary A. Shiffman
Chief Executive Officer
Sun Communities, Inc.
27777 Franklin Road
Suite 200
Southfield, Michigan 48034

> **Re:** **Sun Communities, Inc.**
> **Registration Statement on Form S-3**
> **Draft response and tax opinion submitted February 17, 2009**
> **File No. 333-156618**

Dear Mr. Shiffman:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please note that we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Tax Opinion

1.  Refer to the list of documents examined in the first paragraph on page 2 of the draft opinion. Please provide a revised opinion that limits counsel's reliance on the REIT Certificate to factual matters contained in the REIT Certificate.

2.  We refer you to the third assumption at the top of page 3 of the opinion. It appears that the historical operation of the Group Entities is a factual matter that can be readily ascertained by counsel and should not be assumed for purposes of

the opinion.  Please provide a revised opinion that omits this assumption with respect to historical matters.

3.      We note the disclaimer at the bottom of page 3 that the opinion is rendered "only to you."  Please note that investors are entitled to rely upon the opinions expressed.  Please provide a revised opinion that removes this limitation on reliance.

******

As appropriate, please amend your registration statement in response to this comment.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,


Karen J. Garnett
Assistant Director


cc:     Lee B. Kellert, Esq.
        Jennifer M. Oertel, Esq.
        Jaffe, Raitt, Heuer & Weiss, P.C.
        Via facsimile: (248) 351-3082